Exhibit 99.1

HUYA Inc. Reports Second Quarter 2019 Unaudited Financial Results

GUANGZHOU, China, Aug. 13, 2019 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•	Total net revenues for the second quarter of 2019 increased by 93.6% to RMB2,010.5 million (US$292.9 million), from RMB1,038.3 million in the same period of 2018.

•	Net income attributable to Huya was RMB121.8 million (US$17.7 million) for the second quarter of 2019, compared with a net loss attributable to Huya of RMB2,125.4 million in the same period of 2018.

•	Non-GAAP net income attributable to Huya[1] was RMB170.4 million (US$24.8 million) for the second quarter of 2019, representing an increase of 61.7% from RMB105.4 million in the same period of 2018.

•	Average mobile MAUs[2] in the second quarter of 2019 reached 55.9 million, representing an increase of 31.1% from 42.7 million in the second quarter of 2018.

•	Average MAUs[3] in the second quarter of 2019 reached 143.9 million, representing an increase of 57.3% from 91.5 million in the second quarter of 2018.

•	Total number of paying users[4] in the second quarter of 2019 reached 4.9 million, representing an increase of 46.7% from 3.4 million in the second quarter of 2018.

“We delivered another solid quarter with steady growth in our key financial and operating metrics, underscoring the proven effective strategies and strong execution across our business,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Average MAUs in the second quarter of 2019 grew 57.3% year-over-year and 16.2% quarter-over-quarter, driven by enhanced partnership with several leading game studios and increased integration in the e-sports value chain. Huya’s focus on mobile also continued to yield results, serving as a robust driver behind the strong topline performance. In this quarter, revenue achieved year-over-year growth of 93.6%, crossing the RMB2 billion mark for the first time, further demonstrating our ability to boost user engagement and monetize the diversified content genres over Huya’s platform. Looking ahead, we will remain dedicated to strengthening our leadership in China game live streaming industry and enhancing our presence across the globe.”

[1]

“Non-GAAP net income attributable to Huya” is defined as net income attributable to Huya before share-based compensation expenses, fair value loss on derivative liabilities, and gain on fair value change of investments and equity investee’s investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on the Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of our active users on our Huya Live mobile app for each month of such period, by (ii) the number of months in such period.

[3]

Refers to average monthly active users on Huya’s domestic platform (excluding active users of Nimo TV). Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period.

[4]	Refers to a registered user (excluding the registered users of Nimo TV) that has purchased virtual items on Huya’s domestic platform at least once during the period presented.

Mr. Henry Sha, Chief Financial Officer of Huya, commented, “During the second quarter, we strategically upgraded our monetization tactics for sustainable longer-term growth. Despite the seasonal impact, Huya still achieved fast growth in both traffic and revenue. Our revenue growth once again exceeded the high end of management guidance range. We are also delighted to achieve better-than-expected profitability in the second quarter amid increased spending in content and marketing, both domestically and globally. Non-GAAP gross margin trended well at 16.9%, up from 16.3% in the second quarter of 2018, benefiting from self-produced content and optimized efficiency in operations. Non-GAAP operating income increased by 104.7% year-over-year with non-GAAP operating margin at 5.8%, compared with 5.5% in the second quarter of 2018, indicating our ability to invest in the future while continue delivering solid operating results.”

Second Quarter 2019 Financial Results

Total net revenues for the second quarter of 2019 increased by 93.6% to RMB2,010.5 million (US$292.9 million), from RMB1,038.3 million in the same period of 2018.

Live streaming revenues increased by 93.7% to RMB1,921.5 million (US$279.9 million) in the second quarter of 2019, from RMB991.8 million in the same period of 2018, primarily due to the increases in both the number of paying users on Huya’s platform and average spending per paying user. The increase in the number of paying users was primarily driven by the Company’s mobile strategy, diversification of content offerings and continued efforts in converting active users into paying users. The increase in spending per paying user was primarily driven by the enhancement of content attractiveness, the improvement in user experience and upgrade of product features.

Advertising and other revenues increased by 91.3% to RMB89.0 million (US$13.0 million) in the second quarter of 2019, from RMB46.5 million in the same period of 2018. This increase was primarily driven by increased demand from gaming advertisers and further recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 92.1% to RMB1,674.8 million (US$244.0 million) in the second quarter of 2019 from RMB872.0 million in the same period of 2018, primarily attributable to the increase in revenue sharing fees and content costs, bandwidth costs, as well as the increase in headcount of personnel involved in the operations of Company’s platforms.

Revenue sharing fees and content costs increased by 105.0% to RMB1,355.6 million (US$197.5 million) in the second quarter of 2019 from RMB661.2 million in the same period of 2018, primarily due to the increase in virtual item revenue sharing fees which grew at a similar pace with the Company’s live streaming revenue, and continued spending in e-sports content and content creators in both domestic and overseas markets.

Bandwidth costs increased by 21.5% to RMB195.7 million (US$28.5 million) in the second quarter of 2019 from RMB161.0 million in same period of 2018, primarily due to an increase in bandwidth usage as a result of increased user base on Huya’s platforms and enhanced live streaming video quality improvement, partially offset by improved efficiency in bandwidth utilization through continued deployment of new technologies in content distribution.

Gross profit increased by 101.8% to RMB335.7 million (US$48.9 million) in the second quarter of 2019 from RMB166.4 million in the same period of 2018. Gross margin increased to 16.7% in the second quarter of 2019 from 16.0% in the same period of 2018, primarily due to Huya’s enhanced monetization efforts, technology innovation on bandwidth utilization improvement and continued leverage on economies of scale.

Research and development expenses increased by 75.8% to RMB105.4 million (US$15.4 million) for the second quarter of 2019 from RMB60.0 million for the second quarter of 2018, mainly attributable to the increase in headcount of research and development personnel and share-based compensation expenses related to the share awards granted since the second half of 2018.

Sales and marketing expenses increased by 186.9% to RMB119.6 million (US$17.4 million) for the second quarter of 2019 from RMB41.7 million for the second quarter of 2018. The increase was primarily attributable to the higher channel and marketing expenses associated with the Company’s products and brand awareness in both domestic and overseas markets, including the promotion expenses incurred in e-sports activities and various marketing channels.

General and administrative expenses decreased by 16.0% to RMB74.3 million (US$10.8 million) for the second quarter of 2019 from RMB88.5 million for the second quarter of 2018, mainly due to the lower share-based compensation expenses recognized in relation to the share awards vesting schedule, partially offset by the increase in headcount of management personnel.

Operating income was RMB67.7 million (US$9.9 million) for the second quarter of 2019, compared with an operating loss of RMB17.3 million in the same period of 2018.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 104.7% to RMB116.3 million (US$16.9 million) for the second quarter of 2019 from RMB56.8 million in the same period of 2018.

Income tax expenses were RMB21.6 million (US$3.2 million) for the second quarter of 2019, compared with income tax benefits of RMB6.1 million in the same period of 2018.

Net income attributable to HUYA Inc. was RMB121.8 million (US$17.7 million) for the second quarter of 2019, compared with net loss attributable to HUYA Inc. of RMB2,125.4 million in the same period of 2018.

Non-GAAP net income attributable to HUYA Inc. in the second quarter of 2019, which excludes share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments, increased by 61.7% to RMB170.4 million (US$24.8 million), from RMB105.4 million in the same period of 2018.

Diluted net income per American Depositary Share (“ADS”) was RMB0.52 (US$0.08) for the second quarter of 2019, compared with diluted net loss per ADS of RMB13.70 for the same period of 2018.

Non-GAAP diluted net income per ADS was RMB0.73 (US$0.11) for the second quarter of 2019, compared with RMB0.37 for the same period of 2018.

Balance Sheets and Cash Flows

As of June 30, 2019, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB9,112.9 million (US$1,327.5 million). During the second quarter of 2019, the Company completed a follow-on public offering of ADSs and received approximately US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable.

Net cash provided by operating activities was RMB569.9 million (US$83.0 million) for the second quarter of 2019, compared with net cash provided by operating activities of RMB105.6 million in the same period of 2018.

Business Outlook

For the third quarter of 2019, Huya currently expects total net revenues to be in the range of RMB2,120 million to RMB2,200 million, representing a year-over-year growth of between 66.1% and 72.3%. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on August 13, 2019 (8:00 a.m. Beijing/Hong Kong time on August 14, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7793184

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “HUYA Inc” with the Conference ID as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until August 20, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	7793184

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, fair value loss on derivative liabilities, gain on fair value change of investments and equity investee’s investments and deemed dividend to Series A redeemable convertible preferred shareholders. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) fair value loss on derivative liabilities, (iii) gain on fair value change of investments and equity investee’s investments and (iv) deemed dividend to Series A redeemable convertible preferred shareholders adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) fair value loss on derivative liabilities and deemed dividend to Series A redeemable convertible preferred shareholders, which may not recur in the future, and (iii) gain on fair value change of investments and equity investee’s investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	709,019	1,335,923	194,599
Restricted cash	—	13,150	1,916
Short-term deposits	4,983,825	6,875,566	1,001,539
Short-term investments	300,162	901,454	131,312
Accounts receivable, net	43,849	56,911	8,290
Amounts due from related parties	238,839	38,567	5,618
Prepayments and other current assets	319,493	293,028	42,684

Total current assets	6,595,187	9,514,599	1,385,958

Non-current assets
Deferred tax assets	30,945	29,260	4,262
Investments	219,827	367,726	53,565
Property and equipment, net	87,419	106,048	15,448
Intangible assets, net	51,979	45,218	6,587
Right-of-use assets, net	—	114,070	16,616
Prepayments and other non-current assets	120,830	123,508	17,991

Total non-current assets	511,000	785,830	114,469

Total assets	7,106,187	10,300,429	1,500,427

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	9,221	18,003	2,622
Deferred revenue	469,378	756,317	110,170
Advances from customers	14,403	7,600	1,107
Income taxes payable	—	20,710	3,017
Accrued liabilities and other current liabilities	852,771	1,035,484	150,836
Amounts due to related parties	34,673	102,990	15,002
Lease liabilities due within one year	—	29,453	4,290

Total current liabilities	1,380,446	1,970,557	287,044

Non-current liabilities
Lease liabilities	—	83,120	12,108
Deferred revenue	80,734	134,593	19,606

Total non-current liabilities	80,734	217,713	31,714

Total liabilities	1,461,180	2,188,270	318,758

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2018	2019	2019
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2018 and June 30, 2019, respectively; 44,639,737 and 63,789,170 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	29	42	6
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2018 and June 30, 2019, respectively; 159,157,321 and 154,357,321 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	104	101	15
Additional paid-in capital	7,667,855	9,895,757	1,441,480
Statutory reserves	34,634	34,634	5,045
Accumulated deficit	(2,424,182)	(2,238,921)	(326,136)
Accumulated other comprehensive income	366,567	420,546	61,259

Total shareholders’ equity	5,645,007	8,112,159	1,181,669

Total liabilities and shareholders’ equity	7,106,187	10,300,429	1,500,427

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	991,812	1,552,482	1,921,485	279,896	1,784,596	3,473,967	506,040
Advertising and others	46,520	78,996	88,976	12,961	97,318	167,972	24,468

Total net revenues	1,038,332	1,631,478	2,010,461	292,857	1,881,914	3,641,939	530,508

Cost of revenues(1)	(871,965)	(1,358,105)	(1,674,793)	(243,961)	(1,584,498)	(3,032,898)	(441,791)

Gross profit	166,367	273,373	335,668	48,896	297,416	609,041	88,717

Operating expenses(1)
Research and development expenses	(59,964)	(90,044)	(105,411)	(15,355)	(111,422)	(195,455)	(28,471)
Sales and marketing expenses	(41,682)	(78,164)	(119,592)	(17,421)	(67,622)	(197,756)	(28,806)
General and administrative expenses	(88,473)	(85,811)	(74,328)	(10,827)	(124,256)	(160,139)	(23,327)
Total operating expenses	(190,119)	(254,019)	(299,331)	(43,603)	(303,300)	(553,350)	(80,604)

Other income	6,459	8,864	31,332	4,564	16,742	40,196	5,855

Operating (loss) income	(17,293)	28,218	67,669	9,857	10,858	95,887	13,968

Interest and short-term investment income	42,444	54,585	75,021	10,928	53,028	129,606	18,879
Fair value loss on derivative liabilities	(2,273,355)	—	—	—	(2,285,223)	—	—
Foreign currency exchange (losses) gains, net	—	(374)	787	115	—	413	60

(Loss) income before income tax benefits (expenses)	(2,248,204)	82,429	143,477	20,900	(2,221,337)	225,906	32,907

Income tax benefits (expenses)	6,070	(18,968)	(21,632)	(3,151)	10,534	(40,600)	(5,914)

(Loss) income before share of income (loss) in equity method investments, net of income taxes	(2,242,134)	63,461	121,845	17,749	(2,210,803)	185,306	26,993

Share of income (loss) in equity method investments, net of income taxes	116,687	(1)	(44)	(6)	116,763	(45)	(7)

Net (loss) income attributable to HUYA Inc.	(2,125,447)	63,460	121,801	17,743	(2,094,040)	185,261	26,986

Accretion to Preferred Shares redemption value	(41,047)	—	—	—	(71,628)	—	—
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	(496,995)	—	—

Net (loss)income attributable to ordinary shareholders	(2,166,494)	63,460	121,801	17,743	(2,662,663)	185,261	26,986

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ADS*
–Basic	(13.70)	0.31	0.56	0.08	(20.60)	0.88	0.13
–Diluted	(13.70)	0.29	0.52	0.08	(20.60)	0.81	0.12
Net (loss) income per ordinary share
–Basic	(13.70)	0.31	0.56	0.08	(20.60)	0.88	0.13
–Diluted	(13.70)	0.29	0.52	0.08	(20.60)	0.81	0.12

Weighted average number of ADS used in calculating net (loss) income per ADS
–Basic	158,171,978	203,923,069	216,857,816	216,857,816	129,246,685	210,426,174	210,426,174
–Diluted	158,171,978	221,440,050	234,004,023	234,004,023	129,246,685	227,772,954	227,772,954

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,653	4,020	4,270	622	2,908	8,290	1,208
Research and development expenses	5,841	11,824	13,931	2,029	7,631	25,755	3,752
Sales and marketing expenses	732	904	907	132	1,150	1,811	264
General and administrative expenses	64,878	51,078	29,501	4,297	86,782	80,579	11,738

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	166,367	273,373	335,668	48,896	297,416	609,041	88,717
Share-based compensation expenses allocated in cost of revenues	2,653	4,020	4,270	622	2,908	8,290	1,208
Non-GAAP gross profit	169,020	277,393	339,938	49,518	300,324	617,331	89,925

Operating (loss) income	(17,293)	28,218	67,669	9,857	10,858	95,887	13,968
Share-based compensation expenses	74,104	67,826	48,609	7,080	98,471	116,435	16,962
Non-GAAP operating income	56,811	96,044	116,278	16,937	109,329	212,322	30,930

Net (loss) income attributable to HUYA Inc.	(2,125,447)	63,460	121,801	17,743	(2,094,040)	185,261	26,986
Gain on fair value change of investments and equity investee’s investments	(116,654)	—	—	—	(116,654)	—	—
Fair value loss on derivative liabilities	2,273,355	—	—	—	2,285,223	—	—
Share-based compensation expenses	74,104	67,826	48,609	7,080	98,471	116,435	16,962
Non-GAAP net income attributable to HUYA Inc.	105,358	131,286	170,410	24,823	173,000	301,696	43,948

Net (loss) income attributable to ordinary shareholders	(2,166,494)	63,460	121,801	17,743	(2,662,663)	185,261	26,986
Gain on fair value change of investments and equity investee’s investments	(116,654)	—	—	—	(116,654)	—	—
Fair value loss on derivative liabilities	2,273,355	—	—	—	2,285,223	—	—
Share-based compensation expenses	74,104	67,826	48,609	7,080	98,471	116,435	16,962
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	496,995	—	—
Non-GAAP net income attributable to ordinary shareholders	64,311	131,286	170,410	24,823	101,372	301,696	43,948

Non-GAAP net income per ordinary share
–Basic	0.41	0.64	0.79	0.11	0.78	1.43	0.21
–Diluted	0.37	0.59	0.73	0.11	0.73	1.32	0.19

Non-GAAP net income per ADS
–Basic	0.41	0.64	0.79	0.11	0.78	1.43	0.21
–Diluted	0.37	0.59	0.73	0.11	0.73	1.32	0.19

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
–Basic	158,171,978	203,923,069	216,857,816	216,857,816	129,246,685	210,426,174	210,426,174
–Diluted	174,314,016	221,440,050	234,004,023	234,004,023	138,519,401	227,772,954	227,772,954